# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vicarious Surgical Inc., CIK 0001812173
CUSIP: 92561V208
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 78 Fourth Avenue, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 04/02/2026
Amends the filing with accession number 0001213900-21-050360
Filed by CIK 0001720215
Persons authorized to receive notices and communications: Rebecca Lucia, c/o Innovation Endeavors, 1845 El Camino Real, Palo Alto, California (CA), 94306, (650) 644-6822

## Reporting persons
- Innovation Endeavors III LP (CIK 0001720215): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 221,038; sole dispositive power 0; shared dispositive power 221,038; aggregate amount beneficially owned 221,038 (3.4% of the class)
- Dror Berman (CIK 0001883780): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 221,038; sole dispositive power 0; shared dispositive power 221,038; aggregate amount beneficially owned 221,038 (3.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Vicarious Surgical Inc.
Address of issuer's principal executive offices: 78 Fourth Avenue, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 28, 2021 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Class A common stock and percentages of the shares of Class A common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 6,470,228 shares of Class A common stock outstanding as of March 16, 2026, as reported in the Issuer's definitive proxy statement, filed with the SEC on March 23, 2026.

The Reporting Persons' beneficial ownership of the Issuer's securities includes 221,038 shares of Class A common stock directly held by Innovation Endeavors. Mr. Berman is a managing partner at Innovation Endeavors and shares voting and investment authority over the shares held by Innovation Endeavors.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Class A common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On March 20, 2026, Innovation Endeavors sold an aggregate of 10,774 shares in open market transactions at prices ranging from $1.05 to $1.11 (weighted average sales price of $1.06 per share).

On March 23, 2026, Innovation Endeavors sold an aggregate of 25,000 shares in open market transactions at prices ranging from $1.00 to $1.05 (weighted average sales price of $1.00 per share).

On March 24, 2026, Innovation Endeavors sold an aggregate of 1,001 shares in open market transactions at prices ranging from $0.95 to $1.00 (weighted average sales price of $0.95 per share).

On March 25, 2026, Innovation Endeavors sold an aggregate of 25 shares in an open market transaction at a price of $1.00 per share.

On March 26, 2026, Innovation Endeavors sold an aggregate of 3,013 shares in open market transactions at prices ranging from $0.85 to $1.00 (weighted average sales price of $0.91 per share).

On March 27, 2026, Innovation Endeavors sold an aggregate of 1,000 shares in open market transactions at prices ranging from $0.70 to $0.72 (weighted average sales price of $0.70 per share).

On March 30, 2026, Innovation Endeavors sold an aggregate of 4,595 shares in open market transactions at prices ranging from $0.80 to $0.81 (weighted average sales price of $0.80 per share).

On March 31, 2026, Innovation Endeavors sold an aggregate of 1,449 shares in open market transactions at prices ranging from $0.71 to $0.83 (weighted average sales price of $0.76 per share).

On April 1, 2026, Innovation Endeavors sold an aggregate of 1,487 shares in open market transactions at prices ranging from $0.65 to $0.88 (weighted average sales price of $0.80 per share).

On April 2, 2026, Innovation Endeavors sold an aggregate of 53,868 shares in open market transactions at prices ranging from $0.72 to $0.83 (weighted average sales price of $0.78 per share).

On April 6, 2026, Innovation Endeavors sold an aggregate of 136,682 shares in open market transactions at prices ranging from $0.78 to $0.85 (weighted average sales price of $0.82 per share).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A common stock on April 6, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed with the SEC on September 28, 2021).

## Signatures
- Innovation Endeavors III LP: /s/ Dror Berman, By Dror Berman, Managing Partner (04/06/2026)
- Dror Berman: /s/ Dror Berman, Dror Berman (04/06/2026)